803/17/04



SECURIT 04016384 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILO PARTNERS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 CALIFORNIA STREET, 9th FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN RUMSEY (415) 677-0309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE, CPAs & FINANCIAL ADVISORS
(Name – *if individual, state last, first, middle name*)



111 W. ST. JOHN STREET, SUITE 1010, SAN JOSE CA 95113
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AQUILO PARTNERS, INC.

FINANCIAL STATEMENTS

For The Year Ended December 31, 2003

CONTENTS



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Aquilo Partners, Inc.
San Francisco

We have audited the accompanying statement of financial condition of **Aquilo Partners, Inc.** as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquilo Partners, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data contained in Schedules I, II, III, and IV is presented, as supplementary information required by rules 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
February 13, 2004

AQUILO PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Current assets:	
Cash and cash equivalents	$ 542,486
Accounts receivable	8,093
Other assets	34,868
Total current assets	585,447
Investment	90,000
Computer equipment, net of accumulated depreciation	7,072
Organization expenses, net of accumulated amortization	2,251
Total assets	$ 684,770

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 45,822
Dividends payable	250,000
Income tax payable	6,627
Total current liabilities	302,449
Commitments	
Stockholders' equity:	
Common stock, $.0001 par value; 30,000,000 shares authorized; 501,873 shares issued and outstanding	50
Paid-in capital	272,203
Retained earnings	110,068
Total stockholders' equity	382,321
Total liabilities and stockholders' equity	$ 684,770

See notes to financial statements.

AQUILO PARTNERS, INC.
STATEMENT OF INCOME
For The Year Ended December 31, 2003

Revenues:	
Fees	$ 859,985
Interest income	2,542
Total revenues	862,527
Expenses:	
Legal and professional	106,756
Travel and entertainment	88,007
Telephone	17,228
Computer expenses	13,472
Office expenses and supplies	6,238
Compensation	125,313
Payroll taxes	10,770
Employee benefits	7,175
Rent	24,000
Printing and advertising	1,299
Insurance	369
Dues and subscriptions	999
Depreciation and amortization	3,590
Training and recruitment	824
Miscellaneous expenses	300
Regulatory expenses	3,075
Bad debts	25,000
Penalties	(44)
Bank interest	26
Bank charges	597
Reimbursed expenses	(78,817)
Total expenses	356,177
Income before provision for income tax	506,350
Provision for income tax	6,685
Net income	$ 499,665

See notes to financial statements.

AQUILO PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances, beginning of year	$ 22	$ 164,761	$ (139,597)	$ 25,186
Issuance of common stock	28	107,442	-	107,470
Dividends	-	-	(250,000)	(250,000)
Net income	-	-	499,665	499,665
Balances, end of year	$ 50	$ 272,203	$ 110,068	$ 382,321

See notes to financial statements.

AQUILO PARTNERS, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 499,665
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,590
Preferred stock received as compensation for services	(90,000)
Increase in assets:	
Accounts receivable	(7,898)
Other assets	(29,500)
Increase in liabilities:	
Accounts payable	29,269
Income tax payable	6,627
Net cash provided by operating activities	411,753
Cash flows from investing activities:	
Purchase of computer equipment	(8,098)
Net cash used by investing activities	(8,098)
Cash flows from financing activities:	
Issuance of common stock	107,470
Net cash provided by financing activities	107,470
Net increase in cash and cash equivalents	511,125
Cash and cash equivalents:	
Beginning of year	31,361
End of year	$ 542,486
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 26
Income tax	$ 858
Non cash financing activities:	
Dividends accrued	$ 250,000

See notes to financial statements.

AQUILO PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aquilo Partners, Inc. (the Company) was incorporated in California in March 2001. The Company is a member of the National Association of Securities Dealers. The Company is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Computer Equipment

Computer equipment is recorded at cost. Depreciation is provided on the straight-line method over three years, the estimated useful lives of the assets.

Organization Expenses

Organization expenses are recorded at cost. Amortization is provided on a straight-line basis over five years.

Fees Receivable

Fees receivable are uncollateralized obligations due to the Company. Fees are recognized in accordance with contract terms.

Fees receivable are due under normal terms requiring payment within 30-45 days from the settlement date. The Company has generally not experienced problems with collections and therefore, no interest is incurred on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

Payments of fees receivable are allocated to specific contracts.

The Company uses the allowance method to account for uncollectible receivables, this year it has not been considered necessary to set up an allowance account.

Reimbursed Expenses

Contracts allow for the Company to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel and general administrative expenses.

These reimbursements are shown as a credit to expenses in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other assets.

Tax Status

In 2001, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. California law is much the same as federal with the exception that the Company must pay a 1.5% tax, or a minimum of $800, whichever is greater. Accordingly, the tax provision on the Company's books reflects only the state tax liability.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Of Financial Instruments

The carrying amounts of cash, accounts receivable and accounts payable approximate fair value because of the short maturity of these investments.

Concentration Of Credit Risk

The company maintains cash balances at financial institutions, which are at times in excess of federally insured levels. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment

The Company is holding 150,000 shares of Series B Preferred stock in Saegis Pharmaceuticals, Inc., a privately held company. This stock was received in consideration for services provided. As the investment is not traded on a national exchange, a market value is not readily obtainable and therefore the investment is carried at cost at the date of acquisition.

The Company also holds 250,000 shares of Common stock of Geneformatics, Inc., a privately held company. This stock was received in consideration for services provided. The Company believes that these are of negligible value and therefore they are booked at a value of $1.

Advertising

Advertising costs are expensed when incurred. Total advertising costs during the year were $1,299.

Concentration

The Company normally concentrates its efforts on 10 to 15 clients during a year. These clients will change as projects are completed and new projects commence.

AQUILO PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2003

2. Other Assets

Reimbursable expenses receivable	$	28,688
Deposit		5,000
Prepaid expense		1,180
	$	34,868

3. Computer Equipment

Computer equipment	$	11,227
Less accumulated depreciation		(4,155)
	$	7,072

4. Organization Expenses

Organization expenses	$	5,005
Less accumulated amortization		(2,754)
	$	2,251

5. Provision For Income Tax

Current provision	$	6,685

At December 31, 2003, the Company had a state net operating loss carryforward of approximately $89,096, available to reduce future taxable income. Net operating loss carryforwards normally expire 5 years from the date the loss was incurred. California has suspended the use of net operating loss carry forwards for 2 years and under current tax law provisions, the net operating loss carry forwards will begin to expire in 2008.

6. Commitments and Related Party Transactions

Through June 2003 the Company occupied its facilities rent-free. Commencing in July the Company began paying rent at $4,000 per month. The Company's rent agreement is on a month to month basis. Total rent expense for the year was $24,000.

Included in accounts payable is $1,670 in expenses owed to the stockholders.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and a net capital requirement of $239,384 and $20,164 respectively.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

We have audited the accompanying financial statements of Aquilo Partners, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 13, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze + Lautze

San Jose, California
February 13, 2004

AQUILO PARTNERS, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

For The Year Ended December 31, 2003

AQUILO PARTNERS, INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

December 31, 2003

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$382,321
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) (See Note D)	$142,284	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		142,284
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		240,037
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)	653	653
10.	Net Capital		$239,384

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$20,164
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	20,164
14.	Excess net capital (line 10 less 13)	219,220
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	209,139

See independent auditors' report on supplementary information.

AQUILO PARTNERS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
December 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from Statement of Financial Condition		$ 302,449
17.	Add:		
	A. Drafts from immediate credit		
	B. Market value of securities borrowed from which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List) proprietary capital charges		
19.	Total aggregate indebtedness		$ 302,449
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		126%

OTHER RATIOS

21.	Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0%

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of
1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets. Non-allowable assets are made up as follows:

Accounts receivable	$ 8,093
Other assets	34,868
Investments	90,000
Computer equipment	7,072
Organization expenses	2,251
	$ 142,284

(D) Other haircuts consist of amounts calculated on certificates of deposit.

AQUILO PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2003

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AQUILO PARTNERS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2003

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AQUILO PARTNERS, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2003

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 489,706	$ 52,127
Differences:		
Net income	28,368	
Non-allowable assets	(28,690)	
Dividends payable	(250,000)	250,000
Income tax payable		322
Computation per Schedule I	$ 239,384 [1]	$ 302,449 [2]

[1] Difference arose from net audit adjustments relating to dividends payable, income tax payable and other assets.

[2] Difference arose from audit adjustments relating to dividends payable and income tax payable.

OATH OR AFFIRMATION

I, John Romsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aquilo Partners, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public



JULIE A. MCGUIRE
Commission # 1425659
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplementary schedules of **Aquilo Partners, Inc.** (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Jose, California
February 13, 2004